FORM 18-K

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

ANNUAL REPORT

of

LANDWIRTSCHAFTLICHE RENTENBANK

(Name of Registrant)

Date of end of last fiscal year: December 31, 2024

SECURITIES REGISTERED
(As of the close of the fiscal year)*

Title of Issue	Amount as to which registration is effective	Names of exchanges on which registered

N/A	N/A	N/A

*	The registrant files annual reports on Form 18-K on a voluntary basis.

Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission:

SINA R. HEKMAT, ESQ.
Hogan Lovells US LLP
390 Madison Avenue
New York, NY 10017
+1 (212) 918 3000

EXPLANATORY NOTE

This annual report is filed by Landwirtschaftliche Rentenbank (“Rentenbank”), an institution organized under public law of the Federal Republic of Germany (the “Federal Republic”). All obligations to the holders of any debt securities issued by Rentenbank are effectively backed by the full faith and credit of the Federal Republic.

In this annual report, references to “€”, “euro” or “EUR” are to the single currency which was introduced as of January 1, 1999, at the start of the third stage of European economic and monetary union. In this annual report, references to “U.S. dollars” or “$” are to United States dollars.

FORM 18-K

1.	In respect of each issue of securities of Rentenbank registered, a brief statement as to:

(a)	The general effect of any material modifications, not previously reported, of the rights of the holders of such securities.

There have been no such modifications.

(b)	The title and the material provisions of any law, decree or administrative action, not previously reported, by reason of which the security is not being serviced in accordance with the terms thereof.

There has been no such law, decree or administrative action.

(c)	The circumstances of any other failure, not previously reported, to pay principal, interest or any sinking fund or authorization installment.

There has been no such failure.

Rentenbank has no securities issuances registered under the Securities Exchange Act of 1934 and, accordingly, the responses above relate to outstanding securities issuances of Rentenbank issued under the Securities Act of 1933.

Landwirtschaftliche Rentenbank

2.	A statement as of the close of the last fiscal year of Rentenbank giving the total outstanding of:

(a)	Internal funded debt of Rentenbank. (Total to be stated in the currency of the registrant. If any internal funded debt is payable in a foreign currency, it should not be included under paragraph (a), but under paragraph (b) of this item.)

The total principal amount of internal funded debt of Rentenbank outstanding as of December 31, 2024, was EUR 47,401,755,183.

(b)	External funded debt of Rentenbank. (Totals to be stated in the respective currencies in which payable. No statement need be furnished as to intergovernmental debt.)

See “Supplementary Information on Funded Debt”, on pp. 33-36 of Exhibit (d), which is hereby incorporated by reference herein.

3.	A statement giving the title, date of issue, date of maturity, interest rate and amount outstanding, together with the currency or currencies in which payable, of each issue of funded debt of Rentenbank outstanding as of the close of the last fiscal year of Rentenbank.

See “Supplementary Information on Funded Debt”, on pp. 33-36 of Exhibit (d), which is hereby incorporated by reference herein.

4.	(a)	As to each issue of securities of Rentenbank which is registered, there should be furnished a breakdown of the total amount outstanding, as shown in Item 3, into the following:

(1)	Total amount held by or for the account of Rentenbank.

Not applicable.

(2)	Total estimated amount held by nationals of the Federal Republic; this estimate need be furnished only if it is practicable to do so.

Not practicable.

(3)	Total amount otherwise outstanding.

Not applicable.

(b)	If a substantial amount is set forth in answer to paragraph (a)(1) above, describe briefly the method employed by Rentenbank to reacquire such securities.

Not applicable.

5.	A statement as of the close of the last fiscal year of Rentenbank giving the estimated total of:

(a)	Internal floating indebtedness of Rentenbank. (Total to be stated in the currency of the registrant.)

The total principal amount of internal floating indebtedness of Rentenbank outstanding as of December 31, 2024, was EUR 19,290,123.

(b)	External floating indebtedness of Rentenbank. (Total to be stated in the respective currencies in which payable.)

The total principal amount of external floating indebtedness of Rentenbank outstanding as of December 31, 2024, was (in millions):

U.S. dollar		$100.0
Japanese yen	JPY	3,000.0

6.	Statements of the receipts, classified by source, and of the expenditures, classified by purpose of Rentenbank for each fiscal year of Rentenbank ended since the close of the latest fiscal year for which such information was previously reported. These statements should be so itemized as to be reasonably informative and should cover both ordinary and extraordinary receipts and expenditures; there should be indicated separately, if practicable, the amount of receipts pledged or otherwise specifically allocated to any issue registered, indicating the issue.

See “Management Report”, “Annual financial statements — Balance Sheet of Landwirtschaftliche Rentenbank at 31 December 2024”, “Annual financial statements — Income Statement of Landwirtschaftliche Rentenbank for the period from 1 January to 31 December 2024”, “Annual financial statements — Statement of Cash Flows for the period ended 31/12/2024”, Annual financial statements — Statement of Changes in Equity at 31 December 2024", "Annual financial statements — Statement of Changes in Equity at 31 December 2023” and “Notes to the financial statements”, pp. 53-54, 55, 56-57, 58 and 59-103 of Exhibit (e), which are hereby incorporated by reference herein.

7.	(a)	If any foreign exchange control, not previously reported, has been established by the Federal Republic, briefly describe such foreign exchange control.

No foreign exchange control not previously reported was established by the government of the Federal Republic during 2024.

(b)	If any foreign exchange control previously reported has been discontinued or materially modified, briefly describe the effect of any such action, not previously reported.

No foreign exchange control previously reported was discontinued or materially modified by the government of the Federal Republic during 2024.

8.	Brief statements as of a date reasonably close to the date of the filing of this report, (indicating such date) in respect of the note issue and gold reserves of the central bank of issue of Rentenbank, and of any further gold stocks held by Rentenbank.

Not applicable.

9.	Statements of imports and exports of merchandise for each year ended since the close of the latest year for which such information was previously reported. Such statements should be reasonably itemized so far as practicable as to commodities and as to countries. They should be set forth in terms of value and of weight or quantity; if statistics have been established only in terms of value, such will suffice.

Not applicable.

10.	The balance of international payments of Rentenbank for each year ended since the close of the latest year for which such information was previously reported. The statements of such balances should conform, if possible, to the nomenclature and form used in the “Statistical Handbook of the League of Nations.” (These statements need be furnished only if the registrant has published balances of international payments.)

Not applicable.

Federal Republic of Germany

2.	A statement as of December 31, 2024 giving the total outstanding of:

(a)	Internal funded debt of the Federal Republic. (Total to be stated in the currency of the Federal Republic. If any internal funded debt is payable in foreign currency, it should not be included under this paragraph (a), but under paragraph (b) of this item.)

The total amount of internal funded indebtedness of the Federal Republic, which is defined as euro denominated debt with an initial maturity of one year or more, outstanding as of December 31, 2024 was EUR 1,509.37 billion (Source: Open-Data-Portal of the Federal Ministry of Finance: https://www.bundesfinanzministerium.de/Datenportal/Daten/offene-daten/haushalt-oeffentliche-finanzen/Zeitreihe-Kredit-Bruttokredit-Tilgung-Zinsen/Kreditbestand-Bruttokredit-Tilgung-Zinsen.html).

For further information on the principal amount of the outstanding direct debt of the Federal Republic, see “Tables and Supplementary Information—I. Direct Debt of the Federal Government - Summary of the Principal Amount of the Outstanding Direct Debt of the Federal Government”, p. G-43 of Exhibit (d), which is hereby incorporated by reference herein.

(b)	External funded debt of the Federal Republic. (Totals to be stated in the respective currencies in which payable. No statement need be furnished as to intergovernmental debt.)

None.

3.	A statement giving the title, date of issue, date of maturity, interest rate and amount outstanding, together with the currency or currencies in which payable, of each issue of funded debt of the Federal Republic outstanding as of the close of the last fiscal year of the Federal Republic.

See “Tables and Supplementary Information—I. Direct Debt of the Federal Government”, pp. G-43 to G-46 of Exhibit (d), which are hereby incorporated by reference herein.

4.	(a)	As to each issue of securities of the Federal Republic which is registered, there should be furnished a breakdown of the total amount outstanding, as shown in Item 3, into the following:

(1)	Total amount held by or for the account of the Federal Republic.

Not applicable.

(2)	Total estimated amount held by nationals of the Federal Republic; this estimate need be furnished only if it is practicable to do so.

Not practicable.

(3)	Total amount otherwise outstanding.

Not applicable.

(b)	If a substantial amount is set forth in answer to paragraph (a)(1) above, describe briefly the method employed by the Federal Republic to reacquire such securities.

Not applicable.

5.	A statement as of the close of the last fiscal year of the Federal Republic giving the estimated total of:

(a)	Internal floating indebtedness of the Federal Republic. (Total to be stated in the currency of the Federal Republic.)

The total amount of internal floating indebtedness of the Federal Republic, which is defined as euro denominated debt with an initial maturity of less than one year, outstanding as of December 31, 2024 was EUR 104,43 billion (Source: Open-Data-Portal of the Federal Ministry of Finance: https://www.bundesfinanzministerium.de/Datenportal/Daten/offene-daten/haushalt-oeffentliche-finanzen/Zeitreihe-Kredit-Bruttokredit-Tilgung-Zinsen/Kreditbestand-Bruttokredit-Tilgung-Zinsen.html).

(b)	External floating indebtedness of the Federal Republic. (Total to be stated in the respective currencies in which payable.)

None.

6.	Statements of the receipts, classified by source, and of the expenditures, classified by purpose, of the Federal Republic for each fiscal year of the Federal Republic ended since the close of the latest fiscal year for which such information was previously reported. These statements should be so itemized as to be reasonably informative and should cover both ordinary and extraordinary receipts and expenditures; there should be indicated separately, if practicable, the amount of receipts pledged or otherwise specifically allocated to any issue registered, indicating the issue.

See “The Federal Republic of Germany—Public Finance”, pp. G-35 et seq. of Exhibit (d), which are hereby incorporated by reference herein.

7.	(a)	If any foreign exchange control, not previously reported, has been established by the Federal Republic, briefly describe the effect of any such action, not previously reported.

No foreign exchange control not previously reported was established by the Federal Republic during 2024.

(b)	If any foreign exchange control previously reported has been discontinued or materially modified, briefly describe the effect of any such action, not previously reported.

No foreign exchange control previously reported was discontinued or materially modified during 2024.

8.	Brief statements as of a date reasonably close to the date of the filing of this report (indicating such date), in respect of the note issue and gold reserves of the central bank of issue of the Federal Republic, and of any further gold stocks held by the Federal Republic.

See “The Federal Republic of Germany—Monetary and Financial System—Official Foreign Exchange Reserves,” p. G-28 of Exhibit (d), which is hereby incorporated by reference herein.

9.	Statements of imports and exports of merchandise for each year ended since the close of the latest year for which such information was previously reported. The statements should be reasonably itemized so far as practicable as to commodities and as to countries. They should be set forth in terms of value and of weight or quantity; if statistics have been established in terms of value, such will suffice.

See “The Federal Republic of Germany—The Economy—International Economic Relations—Balance of Trade,” pp. G-22 et seq. of Exhibit (d), which are hereby incorporated by reference herein.

10.	The balances of international payments of the Federal Republic for each year ended since the close of the latest year for which such information was previously reported. The statements of such balances should conform, if possible, to the nomenclature and form used in the “Statistical Handbook of the League of Nations.” (These statements need to be furnished only if the Federal Republic has published balances of international payments.)

See “The Federal Republic of Germany—The Economy—International Economic Relations—Balance of Payments,” pp. G-21 to G-22 of Exhibit (d), which is hereby incorporated by reference herein.

This annual report comprises:

Pages numbered 1 to 9, consecutively,

The following exhibits:

Exhibit (a)	-	None

Exhibit (b)	-	None

Exhibit (c)	-	The latest annual budget for the Federal Republic of Germany (pp. G-35 to G-39 of Exhibit (d) hereto)

Exhibit (d)	-	Description of Landwirtschaftliche Rentenbank and the Federal Republic of Germany, dated May 9, 2025

Exhibit (e)	-	Landwirtschaftliche Rentenbank Financial Information 2024

Exhibit (f)	-	Consent of Independent Auditor

Exhibit (g)	-	Consent of the Federal Republic of Germany

This annual report is filed subject to the Instructions for Form 18-K for Foreign Governments and Political Subdivisions thereof.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant Landwirtschaftliche Rentenbank has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

LANDWIRTSCHAFTLICHE RENTENBANK

By	/s/ Nikola Steinbock
Name:	Nikola Steinbock
Title:	Chairwoman of the Management Board

By	/s/ Stefan Goebel
Name:	Stefan Goebel
Title:	Managing Director

Date: May 9, 2025

exhibit INDEX

Exhibit	Description

(c)	Latest annual budget for the Federal Republic of Germany (pp. G-35 to G-39 of Exhibit (d) hereto)

(d)	Description of Landwirtschaftliche Rentenbank and the Federal Republic of Germany, dated May 9, 2025

(e)	Landwirtschaftliche Rentenbank Financial Information 2024

(f)	Consent of Independent Auditor

(g)	Consent of the Federal Republic of Germany